

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

February 3, 2009

<u>**Via U.S. Mail and Fax (613.623.4647)**</u>
Ms. Lynn Saunders
Chief Financial Officer
Plaintree Systems Inc.
90 Decosta Street
Arnprior, Ontario
K7S 3X1 CANADA

       RE: Plaintree Systems Inc.
               Form 20-F for Fiscal Year Ended March 31, 2008
               File No. 000-25872

Dear Ms. Saunders:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2008

Plaintree Systems Inc.

Notes to the Consolidated Financial Statements

Note 3 – Investment in Partnership and Bank loan, page 7

1.   Since your share of earnings in the Partnership exceeds 20% of your US GAAP
        net income (loss) in each of the three years ended March 31, 2008, you are
        required to provide separate audited financial statements of the Partnership for all
        years presented in accordance with Rule 3-09 of Regulation S-X. Further, since
        the significance level exceeds 30% for all years presented, you are required to
        include a reconciliation to US GAAP in accordance with Item 17 of Form 20-F.
        Please revise your filing to comply with these requirements.

7. Due to Related Parties – Convertible Debentures

2.   It appears that you did not recognize a beneficial conversion feature in connection
        with the convertible debentures issued from December 2003 to June 2005 which
        appear to have been in the money at issuance. Explain how your accounting
        complies with the guidance in EITF 98-5 and how you considered any difference
        in your reconciliation to US GAAP.

Management's Discussion and Analysis of Financial Condition and Results of Operations

3.   Refer to your "Outlook" discussion on page 9 where you state that all wholly-
        owned subsidiaries of Hypernetics and 4439112 Canada Inc. were amalgamated
        into Plaintree, except for their US incorporated subsidiaries. Addressing the
        guidance in SFAS 141, tell us how you accounted for the acquisition of these
        entities under US GAAP.

Notes to Unaudited Consolidated Pro Forma Financial Statements

4.   Refer to paragraph 2(c) where you discuss your accounting for the acquisition of
        Hypernetics and 4439112 Canada Inc. You state that the merger was treated as a
        transaction between parties under common control and is accounted for under the
        continuity of interest method. If different, please explain how you accounted for
        the acquisitions under US GAAP (i.e., purchase accounting versus exchange of
        interests between entities under common control). If you accounted for the
        acquisition as a combination of entities under common control under US GAAP,
        please tell us the factors you considered in your conclusion that the entities
        acquired were under common control. Provide us a breakdown of the major

and/or controlling shareholders of each of the companies involved. Include reference to authoritative literature used as guidance, particularly your consideration of EITF 02-5.

Financial Statements of Hypernetics Limited and 4439112 Canada Inc.

5. Because of the inventory related scope exception in the audit reports for both Hypernetics and 4439112, these financial statements are not considered audited. Please provide audited financial statements for these acquisitions.

6. Also, please refer to your auditor's reports where they state that their audits were conducted "in accordance with Canadian generally accepted auditing standards." Please tell us why you believe that the audits were not required to have been conducted in accordance with U.S. generally accepted auditing standards.

7. You have provided financial statements for Hypernetics covering the two most recent fiscal years. The related audit report, however, only covers the most recent fiscal year. Please have your auditors revise their report to cover all of the periods presented.

8. It appears to us that both Hypernetics Limited and 4439112 Canada Inc. are significant acquisitions at the 30% or greater level, requiring a reconciliation to US GAAP. See Item 17(c)(2)(v) of Form 20-F. Please clarify for us how you determined whether a reconciliation to US GAAP was required.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director